John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

September 28, 2022

Via Edgar

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Trade & Services 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Corp. (formerly known as AeroCentury Corp.)

Amendment No. 2 to Registration Statement on Form S-1 Filed August 1, 2022

File No. 333-262217

Dear Sir/Madam:

On behalf of Mega Matrix Corp. (formerly known as AeroCentury Corp.) (the “Company”), we are responding to the Staff’s comment letter dated August 26, 2022. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Amendment No. 3 to Registration Statement on Form S-1 Filed August 1, 2022, About Mega Matrix Corp Business of the Company, page 2

1. We note your revised disclosure and response to comment 1. While you have revised certain disclosures in your filing to suggest that you do not intend to further develop other games and that any economic benefits that may be derived from appreciation in the value of the alBots outside of accessing the Mano game are incidental to the entertainment value, your filing still suggest an intent to develop play-to-earn games and that Mano is a game in which players earn "financial rewards." For example, you describe your business as a "GameFi" business, reference "games" in the plural form, include several risk factors on pages 4-5 that suggest you still intend to develop other games, and you mention financial rewards." Please further revise for consistency. Please also clarify in your disclosure what you mean by "other opportunities in the metaverse."

Response:

The Company has deleted reference to developing other games and, due to regulatory hurdles related to digital assets-securities, the Company intends to discontinue Mano and alSpace on or before the end of December 31, 2022. The Company plan to explore other opportunities in crypto-related business outside of the United States and will disclose such new business in our SEC filings as the business plan matures.

ARIZONA  •  CALIFORNIA  •  COLORADO  •  CONNECTICUT  •  DELAWARE  •  FLORIDA  •  GEORGIA  •  ILLINOIS  •  INDIANA  •  KANSAS
•  KENTUCKY  •  LOUISIANA  MARYLAND  •  MASSACHUSETTS  •  MINNESOTA  •  MISSOURI  •  NEVADA  •  NEW JERSEY
•  NEW MEXICO  •  NEW YORK  •  NORTH CAROLINA  •  OHIO  OREGON  •  PENNSYLVANIA  •  RHODE  ISLAND  •  TENNESSEE  •  TEXAS
• UTAH • VIRGINIA • WASHINGTON • WASHINGTON D.C. • WEST VIRGINIA

September 28, 2022

2. We note your response to comment 1 states that the NFTs in your Mano game are supported by Binance Smart Chain and that the Company does not use a proprietary blockchain. Please include such disclosure in your filing.

Response.

The Company has revised the second paragraph in the business section to disclose that the NFTs in the Mano game will be supported by Binance Smart Chain and that the Company will not be using a proprietary blockchain.

3. We note your response to comments 2 and 3, as well as your previous related responses. While we do not have any further comments at this time regarding your responses, please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses, including any conclusions you have made, positions you have taken and practices you have engaged in or may engage in with respect to this matter, including in regards to any NFTs or other crypto assets that you may develop or mint in the future or that you may support or facilitate the minting or trading of in the future.

Response:

The Company confirms it understanding of the Staff’s statement in comment 3.

Risk Factors

Risks Related to Our Business

A particular digital asset's status, such as an NFT..., page 4

4. We note the statements in the risk factor on page 4 that the legal test for determining whether a particular crypto asset is a security may “evolve over time” and that the “SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution.” Please remove these statements as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response:

The Company has revised that risk factor to delete that language.

Please contact me at 916-646-8288, or my partner, Daniel B. Eng, at 415-262-8508, with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Very truly yours,

/s/ John P. Yung
John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

LEWIS BRISBOIS BISGAARD & SMITH LLP

www.lewisbrisbois.com